WATCH MORE

3 Goals:

https://youtu.be/hN4O5zoOpLw



How We Are Making The Film:

https://youtu.be/00t64cNvRIw



Elements of Success:

https://youtu.be/GHUfU_p9RKk



Spiritual Impact:

https://youtu.be/fXs4Qr6CUc4



Experience

https://youtu.be/U0yh43In8Mk



Section 181

https://youtu.be/Y8Iw8_0TX34

